SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                  Rule 13d-102

                   Under the Securities Exchange Act of 1934
                              (Amendment No. __)*

                         Rofin Sinar Technologies Inc.
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                                (Name of Issuer)

                                     Common
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                         (Title of Class of Securities)

                                   775043102
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                                 (CUSIP Number)

                                   05/31/2007
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            (Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
                               |X| Rule 13d-1 (b)
                               |_| Rule 13d-1 (c)
                               |_| Rule 13d-1 (d)

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      * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. 775043102
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Neuberger Berman Inc.
    061523639
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
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(3) SEC use only.

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(4) Citizenship or place of organization.

    Delaware
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        400

    (6) Shared voting power:
        1527725

    (7) Sole dispositive power:
        0

    (8) Shared dispositive power:
        1826644

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(9) Aggregate amount beneficially owned by each reporting person.

    1826644
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(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
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(11) Percent of class represented by amount in Row 9.

     11.751%
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(12) Type of reporting person (see instructions).

     HC
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Page 2 of 5 Pages

CUSIP No. 775043102
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(1) Names and I.R.S. Identification Nos.(entities only) of reporting persons.

    Neuberger Berman, LLC
    135521910
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(2) Check the appropriate box if a member of a group (see instructions)   (a)|_|
                                                                          (b)|X|
--------------------------------------------------------------------------------
(3) SEC use only.

--------------------------------------------------------------------------------
(4) Citizenship or place of organization.

    Delaware
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Number of shares beneficially owned by each reporting person with:

    (5) Sole voting power:
        400

    (6) Shared voting power:
        1527725

    (7) Sole dispositive power:
        0

    (8) Shared dispositive power:
        1826644

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(9) Aggregate amount beneficially owned by each reporting person.

    1826644
--------------------------------------------------------------------------------
(10) Check if the aggregate amount in Row (9) excludes certain shares       |_|
     (see instructions).
--------------------------------------------------------------------------------
(11) Percent of class represented by amount in Row 9.

     11.751%
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(12) Type of reporting person (see instructions).

     BD        IA
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Page 3 of 5 Pages

Item 1(a). Name of Issuer:

           Rofin Sinar Technologies Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:

           40984 Concept Drive, Plymouth, MI 48170

Item 2(a). Name of Person Filing:

           Neuberger Berman Inc.
           Neuberger Berman, LLC

Item 2(b). Address or Principal Business Office or, If None, Residence:

           605 Third Avenue, New York, NY 10158

Item 2(c). Citizenship:

           Delaware

Item 2(d). Title of Class of Securities:

           Common

Item 2(e). CUSIP No.:

           775043102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

        (a) |_| Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) |_| Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) |_| Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) |_| Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

        (e) |_| An investment adviser in accordance with ss. 240.13d-1(b)(1)(ii)(E);

        (f) |_| An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

        (g) |_| A parent holding company or control person in accordance with ss.240.13d- 1(b)(1)(ii)(G);

        (h) |_| A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

        (i) |_| A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

        (j) |X| Group, in accordance with ss. 240.13d-1(b)(1)(ii)(J).

        If this statement is filed pursuant to Rule 13d-1(c), check this box. |_|

Item 4. Ownership

    (a) Amount beneficially owned:
        1826644

    (b) Percent of class:
        11.751

    (c) Number of shares as to which such person has:
        (i)   Sole power to direct the vote
              400

        (ii)  Shared power to direct the vote
              1527725

        (iii) Sole power to dispose or direct the disposition of
              0

        (iv)  Shared power to dispose or direct the disposition of
              1826644

Item 5. Ownership of 5 Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

        Neuberger Berman, LLC is deemed to be a beneficial owner for purpose of Rule 13(d) since it has shared power to make decisions whether to retain or dispose, and in some cases the sole power to vote, the securities of many unrelated clients. Neuberger Berman, LLC does not, however, have any economic interest in the securities of those clients. The clients are the actual owners of the securities and have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities.

        With regard to the shares set forth under item 4. (c) (II), Neuberger Berman, LLC and Neuberger Berman Management Inc. are deemed to be beneficial owners for purposes of Rule 13 (d) since they both have shared power to make decisions whether to retain or dispose and vote the securities. Neuberger Berman, LLC and Neuberger Berman Management Inc. serve as a sub-adviser and investment manager, respectively, of Neuberger Berman's various Mutual Funds which hold such shares in the ordinary course of their business and not with the purpose nor with the effect of changing or influencing the control of the issuer. The holdings of Lehman Brothers Asset Management LLC, an affiliate of Neuberger Berman LLC, are also aggregated to comprise the holdings referenced herein.

        No other Neuberger Berman, LLC advisory client has an interest of more than 5% of the issuer.

        It should be further noted that the share calculation under item 4. (c)
        (IV) is derived from a total combination of the shares set forth under
        Item 4. (c) (I and II). The remaining balance of shares, if any, are for the individual client accounts over which Neuberger Berman, LLC has shared power to dispose but not vote shares.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

        Neuberger Berman Inc. makes this filing pursuant to the Rule 13d-1 (b)
        (ii) (G) since it owns 100% of both Neuberger Berman, LLC and Neuberger Berman Management Inc. and does not own over 1% of the issuer, and is affiliated with Lehman Brothers Asset Management LLC.
        Neuberger Berman, LLC, as investment advisor and broker/dealer with discretion, Neuberger Berman Management Inc. as investment advisor to a series of Public Mutual Funds. Lehman Brothers Asset Management LLC as an investment advisor with discretion.


Item 8. Identification and Classification of Members of the Group.

        N/A

Item 9. Notice of Dissolution of Group.

        N/A

Item 10. Certifications

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 4 of 5 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                      Neuberger Berman Inc.

Date: 06/08/2007                      /s/ Kevin Handwerker
                                      Name:  Kevin Handwerker
                                      Title: General Counsel


                                      Neuberger Berman, LLC

Date: 06/08/2007                      /s/ Kevin Handwerker
                                      Name:  Kevin Handwerker
                                      Title: General Counsel


The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, Provided, however, That a power of attorney for this purpose which is already on file with the Commission may be incor porated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001). (Secs. 3(b), 13(d)(1), 13(d)(2),
13(d)(5),  13(d)(6), 13(g)(1), 13(g)(2), 13(g)(5), 23, 48 Stat. 882, 894, 901;
sec. 203(a),  49 Stat. 704; sec. 8, 49 Stat. 1379; sec. 10, 78 Stat. 88a; sec.
2, 82 Stat. 454;  secs. 1, 2, 84 Stat. 1497; secs. 3, 10, 18, 89 Stat. 97, 119,
155; secs. 202, 203,  91 Stat. 1494, 1498, 1499; (15 U.S.C. 78c(b), 78m(d)(1),
78m(d)(2), 78m(d)(5),  78m(d)(6), 78m(g)(1), 78m(g)(2), 78m(g)(5), 78w)) [43 FR
18499, Apr. 28, 1978,  as amended at 43 FR 55756, Nov. 29, 1978; 44 FR 2148,
Jan. 9, 1979; 44 FR 11751,  Mar. 2, 1979; 61 FR 49959, Sept. 24, 1996; 62 FR
35340, July 1, 1997; 63 FR 2867,  Jan. 16, 1998; 63 FR 15287, Mar. 31, 1998]

Page 5 of 5 Pages